Exhibit 99.1

Taomee Announces Shareholder Resolutions Adopted at 2014 Annual General Meeting

SHANGHAI, August 15, 2014 /PRNewswire/ — Taomee Holdings Limited (“Taomee” or the “Company”) (NYSE: TAOM), one of the leading children’s entertainment and media companies in China, today announced that the following shareholder resolutions were adopted at its annual general meeting of shareholders held on August 15, 2014 in Shanghai, China.

Taomee’s shareholders adopted the following ordinary resolutions proposed by the Company:

1.              That Mr. Benson Haibing Wang be re-elected as a Class C Director of the Company;

2.              That Mr. Jason Liqing Zeng be re-elected as a Class C Director of the Company;

3.              That Mr. JP Gan be re-elected as a Class C Director of the Company;

4.              That Deloitte Touche Tohmatsu be appointed as the independent auditor of the Company for the fiscal year ending December 31, 2014; and

5.              That each of the Directors be authorized to take any and every action that might be necessary to effect the foregoing resolutions as such Director, in his or her absolute discretion, thinks fit.

About Taomee Holdings Limited

Taomee Holdings Limited (“Taomee” or “the Company”) is China’s leader in children’s entertainment and media. Its award winning content offerings are both engaging and educational, endearing it to children, as well as to parents and teachers. The Company was founded in 2007 with the mission to bring joy and inspiration to children. Its popular character franchises, including SEER and MOLE’S WORLD, are distributed online via virtual worlds, web games and mobile applications, as well as through traditional media, including animated box office films, TV series, books and consumer products, most notably interactive toys and trading cards. Its online community regularly achieves top search ranking in China, Hong Kong and Taiwan. Taomee has been consistently recognized for its leadership and innovative contributions to the children’s market, including accolades from China’s Ministry of Culture and the China Animation Association.

For more information, please visit: http://www.taomee.com/en_taomee.html

• Visit online virtual world communities at www.61.com

• Watch animations and films at http://v.61.com/

• Download mobile games and applications at http://m.61.com/

• Share with other parents and caregivers at http://mama.61.com/

For further information, please contact

Angela Wang
Taomee Holdings Limited
+86-21-61280056 Ext 8651
ir@taomee.com